Exhibit 3.6

CERTIFICATE OF AMENDMENT

OF THE

CERTIFICATE OF INCORPORATION OF

MOHAWK GROUP HOLDINGS, INC.

MOHAWK GROUP HOLDINGS, INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify:

FIRST: The name of the corporation is Mohawk Group Holdings, Inc. (the “Corporation”).

SECOND: The Certificate of Incorporation of the Corporation was filed with the office of the Secretary of State of the State of Delaware on March 26, 2018 (the “Certificate”).

THIRD: The Certificate was amended by the Certificate of Correction of the Certificate of Incorporation of the Corporation, which was filed with the office of the Secretary of State of the State of Delaware on April 4, 2018 (the “Certificate of Correction”).

FOURTH: This Certificate of Amendment amends certain provisions of the Certificate, as corrected by the Certificate of Correction, and has been duly adopted by the Board of Directors of the Corporation acting in accordance with the provisions of Section 242 of the DGCL, and further adopted in accordance with the provisions of Sections 228 and 242 of the DGCL by the stockholders of the Corporation.

FIFTH: a third and fourth paragraph shall be added to Article IV of the Certificate, as amended by the Certificate of Correction, which shall read as follows:

“3. Stock Split. Effective at 8:00AM Eastern Time on May 24, 2019, each 3.9 shares of Common Stock issued and outstanding at such time shall automatically, without any action on the part of the respective holders thereof and whether or not certificates representing such shares prior thereto are ultimately surrendered for cancellation, be combined into one (1) share of Common Stock, par value $0.0001 per share (the “Reverse Stock Split”). No fractional share shall be issued upon the Reverse Stock Split. All shares of Common Stock (including fractions thereof) issuable upon the Reverse Stock Split to a given holder shall be aggregated for purposes of determining whether the Reverse Stock Split would result in the issuance of any fractional share. If, after the aforementioned aggregation, the Reverse Stock Split would result in the issuance of a fraction of a share of Common Stock, the Corporation shall, in lieu of issuing any such fractional share, pay to a holder of a fractional share interest in cash (at the Common Stock’s fair market value determined by the Board of Directors of the Corporation) an amount equal to the value of any such fractional share of Common Stock.

4. Certificates. The Corporation shall not be obligated to issue certificates evidencing the shares of Common Stock outstanding as a result of the Reverse Stock Split unless and until the certificates evidencing the shares held by a holder prior to the Reverse Stock Split are either delivered to the Corporation or the holder notifies the Corporation that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates.”

IN WITNESS WHEREOF, Mohawk Group Holdings, Inc. has caused this Certificate of Amendment to be signed by the undersigned officer as of this 24th day of May, 2019.

MOHAWK GROUP HOLDINGS, INC.

By:	/s/ Yaniv Sarig
Name:	Yaniv Sarig
Title:	President and Chief Executive Officer